PRESS RELEASE

PARAMOUNT RESOURCES LTD. AND PARAMOUNT ENERGY TRUST ANNOUNCE RECEIPT OF REGULATORY CLEARANCES, COMMENCEMENT OF TRUST OPERATIONS AND DECLARATION OF DIVIDEND

February 3, 2003. Paramount Resources Ltd. (“PRL”) (TSX : POU) and Paramount Energy Trust (“PET”) jointly announced today that PET has received all regulatory clearances with respect to its final prospectus in all jurisdictions in Canada and its registration statement in the United States. These filings pertain to PRL’s previously announced proposed reorganization involving the transfer of substantially all of its northeast Alberta natural gas assets to PET, a newly created royalty trust. The final prospectus and registration statement qualify and register (i) Trust Units of PET to be distributed by PRL as a dividend in kind (the “Dividend”) to its shareholders, (ii) Rights to purchase further Trust Units, such Rights to be issued by PET to unitholders, and (iii) the Trust Units issuable upon the exercise of the Rights.

After receipt of the approvals referred to above, PRL transferred to PET the “Initial Assets” (as that term is defined in the final prospectus) which comprise PRL’s Legend natural gas property. As a result, PET has commenced its business as an income and royalty trust.

PET also has completed all other transactions described in the final prospectus that were required to be completed as a condition to the declaration of the Dividend by the board of directors of PRL.

The board of directors of PRL has also declared the Dividend of an aggregate of 9,909,767 PET Trust Units (the “Dividend Trust Units”). The Dividend will be paid to holders of PRL common shares of record as of the close of business on February 11, 2003 (the “Dividend Record Time”). Depending on the number of options to acquire PRL common shares exercised by employees of PRL prior to the Dividend Record Time, the Dividend will be paid, at a minimum, on the basis of one Dividend Trust Unit for every 6.079 PRL common shares held at the Dividend Record Time and, at a maximum, on the basis of one Dividend Trust Unit for every 6 PRL common shares held at the Dividend Record Time. The exact ratio for the Dividend will be announced by press release shortly after the Dividend Record Time.

Also, on or about February 15, 2003, PET will issue to holders of PET Trust Units three Rights for every Trust Unit held of record as of the close of business on February 14, 2003. Each Right will entitle its holder to subscribe for one Trust Unit at a price of Cdn $5.05 per Trust Unit until 4:30 p.m. (Calgary time) on March 10, 2003.

In summary the important dates with respect to the trading of the Trust Units and Rights are as follows:

•	The PRL common shares will commence trading ex-dividend of the Dividend Trust Units on February 7, 2003.

•	The Trust Units will commence trading on a when issued basis on the Toronto Stock Exchange (“TSX”) on February 7, 2003, under the trading symbol “PMT.UN”.

•	The dividend record date for the payment of the Trust Units by PRL pursuant to the Dividend will be February 11, 2003 with the payment of the Trust Units to be on February 12, 2003.

•	The Trust Units will commence trading ex-rights on the TSX on February 12, 2003

•	The Rights will commence trading on a when issued basis on the TSX on February 12, 2003 under the trading symbol “PMT.RT”.

•	The rights record date for the issuance by PET of the Rights will be February 14, 2003.

•	The Rights will be issued to holders of the Trust Units on or about February 15, 2003.

BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. are acting as financial advisors to PRL with respect to the foregoing transactions, and have agreed to act as dealer managers in Canada under the rights offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The securities to be offered under the registration statement are in connection with a distribution by both PET (the issuer of the securities) and PRL (a security holder of a portion of the securities). A written prospectus relating to this distribution may be obtained from:

In Canada:	In the United States:

BMO Nesbitt Burns Inc. Shane Fildes 1400, 421 – 7 Avenue SW Calgary, Alberta T2P 4K9 (403) 515-1500	BMO Nesbitt Burns Corp. Bill Schneider 700 Louisiana Street, Suite 4425 Houston, Texas 77002 (713) 223-4400

CIBC World Markets Inc. Brian Heald 9th Floor, Bankers Hall East 855 – 2 Street SW Calgary, Alberta T2P 4J7 (403) 260-0500	CIBC World Markets Corp. David Ash 1600 Smith Street, Suite 3100 Houston, Texas 77002 (713) 650-2000

FirstEnergy Capital Corp. John Chambers 1600, 333 – 7 Avenue S.W. Calgary, Alberta T2P 2Z1 (403) 262-0600	FirstEnergy Capital (USA) Corp. James Davidson 1600, 333 – 7 Avenue SW Calgary, Alberta T2P 2Z1 (403) 262-0600

In addition, persons resident in Canada can view a copy of the Canadian final prospectus at the SEDAR website at www.sedar.com and persons resident in the United States can view a copy of the U.S. registration statement at the EDGAR website which can be located through www.sec.gov.

PRL is a Canadian oil and natural gas exploration, development and production company with operations focussed in Western Canada. PRL’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Resources Ltd.	Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Clayton (Clay) H. Riddell Chairman and CEO (403) 290-3600	Susan L. Riddell Rose President and Chief Operating Officer (403) 269-4400

or	or

James (Jim) H. T. Riddell President (403) 290-3600	Gary C. Jackson Vice-President, Land, Legal and Acquisitions (403) 269-4400

or

Cameron R. Sebastian Vice-President, Finance and CFO (403) 269-4400